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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                          Notice of Exempt Solicitation

1. Name of the Registrant:

                  Ameripath, Inc.
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2. Name of person relying on exemption:

                  MMI Investments, L.P. and MCM Management, LLC
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3. Address of person relying on the exemption:

                  152 West 57th Street, New York, NY 10019
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4. Written materials. Written material required to be submitted pursuant to
   Rule 14a-6(g)(1) is attached.



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December 10, 2002

Mr. Haywood D. Cochrane, Mr. E. Martin Gibson,
Mr. James T. Kelly and Mr. C. Arnold Renschler
Independent Board Members
Ameripath, Inc.
7289 Garden Road, Suite 200 Riviera Beach, FL 33404

Dear Gentlemen:

As 3.8% shareholders of Ameripath, Inc. ("Ameripath" or the "Company") we write to you under the presumption that you constitute the "Special Committee" referred to in yesterday's announcement. To say that MMI is disappointed in this deal would be an understatement. We are struggling to understand your interpretation of fiduciary responsibility and business judgment. We ask you to reconsider your implicit view that now is the best time to sell the Company at $21.25 per share.

THIS DEAL PRICE DOES NOT REPRESENT FAIR VALUE

- Based upon the parameters laid out by Jim New for the Company's 2004 performance in our November 5th meeting, we believe this deal is even cheaper. The earnings growth in 2004 should approach 40% in EBITDA and 30% in EPS. You have sold 2004's robust growth at 2003's weak prices!

- At 6.7x and 11.7x Street Consensus 2003 EBITDA and EPS respectively, the valuation for this deal is a discount of 26% and 37% of the EBITDA and P/E trading multiples of Ameripath's publicly-traded comparables. This deal is even a 20%+ discount to Ameripath's own trading multiples from just six months ago. The entire lab sector, but Ameripath in particular, is experiencing a wholesale multiple compression - why sell now?

- Based upon the fairness opinion filed by Dianon yesterday, the mean LTM and forward-l2-months EBITDA valuations for recent transactions in Ameripath's sector are 13.7x and 11.5x respectively, implying a range of $41 to $43, or double the Welsh Carson deal.

- We have attempted to duplicate the valuation assumptions that could have led you to your interpretation of fair value, but simply cannot. Using conservative assumptions, many from our discussions with management, our discounted cash flow models indicate an implied value of $31 to $46 using JP Morgan's assumptions from their fairness opinion for Dianon. Our LBO model assumes more conservative assumptions than the actual deal (higher equity and no existing 4.9% ownership - as another financial sponsor would view it) and still shows a viable LBO at $25 and north. If the LBO were started one year later, $30 is attainable.

THIS DEAL IS FLAWED IN BOTH PROCESS AND STRUCTURE

- We believe this is a management buy-out that has been pre-arranged with extraordinary barriers to competitive bidding in order to ensure a low price from shareholders for management's enrichment. With management's total stock ownership a paltry 1.5%, they cannot be considered sellers in this circumstance, only buyers with the incentive to low-ball a price. Why else would a special committee of independent shareholders be necessary?

- The rush and timing of this process imply a financially distressed entity. Ameripath is not financially distressed.


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-    Selling the Company when LabCorp has just purchased Dianon, its second large deal in six months, and Quest is too embroiled in FTC negotiations and proxy solicitation for Unilab to formalize a competitive bid, is a clear move to eliminate the two major strategic acquirers from competition.

- We believe this deal was never properly shopped to equity sponsors. Allowing Welsh Carson, holders of 4.9% of PATH stock in the public market, to be the preliminary bidder is a poison pill to the rest of the financial sponsor community, implying that they will simply be outbid due to Welsh Carson's prior knowledge and lower cost basis.

- A twelve-day window in late December is unacceptably short (at an extraordinarily difficult time) for other interested buyers to arrange financing and submit indications of interest.

         We have spoken with other major shareholders, all of whom agree that $21.25 per share does not recognize Ameripath's prospects or value. If the best you can do right now is an unacceptable price, how could a Special Committee of Independent Directors, whose singular fiduciary responsibility is to the shareholders, possibly justify a sale of the Company at this time? We imagine the answer includes "based on the fairness opinion of SalomonSmithBarney." We are amazed that the Special Committee could even entertain a fairness opinion from SSB, who has earned investment banking revenue from Ameripath since the IPO and were the lead underwriter when Ameripath sold stock last year at $26.00! Since the announcement SSB has published additional research on Ameripath, highly questionable behavior for an investment bank with an announced assignment from the Company, and even had the temerity to issue an "Underperform - High Risk" (a.k.a. "Sell") at the current deal price, signaling that the deal is done. If the deal is done, what are SSB's investment bankers doing in these two weeks? Clearly SSB is management's investment banker and cannot be relied upon to shop Ameripath to other, likely higher bidders.

         THE SPECIAL COMMITTEE MUST HIRE THEIR OWN INVESTMENT BANKER TO SHOP THE COMPANY AND EXTEND THEIR DEADLINE FOR SOLICITATION OF BIDS.

         In short, we will vote our shares "no" on this deal. If $21.25 is truly the best price obtainable in this market, now is not the time to sell the Company. After a three-year Bear Market, the most recent six months of which saw a wholesale decline in multiple valuation in Ameripath's sector, how could you possibly come to the view that now is the time to sell? Better that we hold until the robust growth of 2004 is visible, the potential strategic acquirers are unencumbered and overall equity market conditions are more favorable than give away our Company now.

                                            Sincerely,
                                            /s/ Clay Lifflander

                                            Clay Lifflander

Cc:      James C. New, Chairman and CEO